

September 11, 2025

Suresh Guduru
Chief Executive Officer
Cartica Acquisition Corp
1345 Avenue of the Americas
11th Floor
New York, NY 10105

> **Re: Cartica Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 4, 2025**
> **File No. 001-41198**

Dear Suresh Guduru:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Risk Factors, page 12

1. We note that you have removed your prior risk factor regarding the risks associated with a review by the Committee on Foreign Investment in the United States (CFIUS). Please revise to include this risk factor in your proxy statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Real Estate & Construction

cc: Megan Bumb, Esq.